SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re Israel's Ministry of Communications, 012 Smile.Communications, Intel and Alvarion Join in Launching WiMAX Initiative for Sderot, a City in the Western Negev dated January 8, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

Israel's Ministry of Communications, 012 Smile.Communications, Intel and Alvarion Join in Launching WiMAX Initiative for Sderot, a City in the Western Negev

Tuesday January 8, 5:36 am ET

The Initiative, Based on Advanced WiMAX Broadband Wireless Technology, Will Provide Free Internet Access to Kindergartens, Elementary Schools and the Sapir Community College

PETACH TIKVA, Israel, January 8 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ:SMLC - News; TASE:SMLC), a growth-oriented provider of communication services in Israel, today announced that it has joined with Israel's Ministry of Communications, Intel Corporation (NYSE: INTC - News) and Alvarion Ltd. (NASDAQ: ALVR - News), in launching a WiMAX project as an expression of solidarity with the residents of Sderot, Israel and the entire Western Negev region due to the security situation in the region. Following approvals by the Israel's Ministry of Communication, 012 Smile, Intel and Alvarion have undertaken a state-of-the-art initiative, the first of its kind in Israel and one of the first in the world, to establish WiMAX wireless-based Internet coverage in this Southern region of Israel.

The Sderot project will allow students and others to surf the Web without cost and enjoy high-quality and continuous use of WiMAX technology, one of the most innovative and advanced wireless technologies in the world. The ultimate goal of the project is to enable local citizens to enjoy wireless broadband surfing and to supply Internet links to public institutions, among them kindergartens and schools, with state-of-the-art technology. The initiative is also meant to place the City of Sderot and the Western Negev at the forefront of this technology.


WiMAX technology enables the use of wireless broadband links for long distances (compared to WiFi), and this unique initiative in Sderot and the Western Negev is being conducted as part of an experimental extension of WiMAX services. Utilizing advanced solutions from Alvarion and Intel, dozens of kindergartens and the local primary school in Sderot that were forced to move to alternative secure locations have been connected to the Internet network and telephone services of 012 Smile. A mobile WiMAX-based wireless area has also been established to enable portable mobile access in the region. Intel donated dozens of laptop computers as part of this initiative.

Commenting on the initiative, Ariel Atias, Minister of Communications stated, "The State of Israel must be committed to minimizing educational and technological gaps, bringing the periphery closer to the center and devoting efforts to improving the quality of life of citizens in Sderot and the Western Negev. The possibility of utilizing free access to WiMAX technology is one means of achieving these goals."

Eli Moyal, Mayor of Sderot stated, "I congratulate this initiative to connect kindergartens in Sderot using WiMAX wireless Internet technology, thus bringing Sderot to the forefront of this innovative technology, unparalleled throughout Israel. We wish for the success of this project and hope that it will expand to other centers in the region in the near future so that many more people will benefit from broadband wireless Internet connections."

Stella Hendler, CEO of 012 Golden Lines remarked, "The Ministry of Communication's expansion of the license for a technology experiment using WiMAX technology has led to the establishment of a joint community initiative, combining innovation and contributions to the community of Sderot and the Western Negev. As one of Israel's leading communication companies, 012 Smile sees its involvement in the community as a pivotal and important part of its work. We are proud to be part of this project that is placing Sderot on the cutting-edge of technological innovation in Israel."

Other companies and organizations that have joined this project for the promotion of the community and the welfare of local kindergartens include HP Israel, which donated a personal printer to each kindergarten and the Baran Group Ltd., which engages in the supply, establishment and management of communication projects in Israel and abroad, and dealt with required license applications.

The Center for Educational Technology (MATACH) donated a year's free access to the site "Maya's Secret," an educational MATACH site for ages 4-7 that includes early reading, math, games, artwork, etc., and the Second Authority for Television and Radio donated access to the existing mast at the Sapir College campus on which the project transmission equipments was installed.

Fixed & Mobile WiMAX Technology

This community initiative is at the forefront of modern technology and is based on Fixed and Mobile WiMAX expertise. The technology is a broadband system that offers widespread wireless coverage for the transmission of various services, such as voice, data and Internet, to any person with end-user equipment that can be used for portable surfing. This community initiative is the first of its kind in Israel and one of the first in the world.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay 012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                    (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  January 8, 2008